EXHIBIT 99.1

O2Micro Reports Second Quarter 2015 Financial Results

GEORGE TOWN, Grand Cayman, July 30, 2015 (GLOBE NEWSWIRE) –

Operational and Strategic Highlights:

  Company experienced strong design activity in solutions for backlighting, general lighting, battery, smartphone and tablet markets; expecting products to continue to ramp in the second half of 2015
  Anticipated higher overall gross margin levels reflect cash breakeven level estimate of $17.5-$18.5 million and profitability breakeven level estimate of $20.0-$21.0 million on a quarterly basis
  Expects revenue to be up approximately 2-10 percent sequentially in the third quarter of fiscal year 2015.

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter of 2015, ending June 30, 2015.

Financial Highlights for the Second Quarter ending June 30, 2015:

O2Micro International Limited reported Q2 2015 revenue of $14.7 million. Revenue was up 12% sequentially and down 16% from the comparable year-ago quarter. The gross margin in the second quarter of 2015 was 49.6%. The gross margin was down from 50.0% in the prior quarter and down from 51.5% in the second quarter of 2014. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the second quarter of 2015, the company recorded total GAAP operating expenses of $10.2 million, compared to $10.1 million in the first quarter of 2015 and $12.1 million in the year-ago Q2 period. The respective GAAP operating margins for the second quarter of 2015, the first quarter of 2015, and second quarter of 2014 were (19.6%), (27.3%), and (17.9%).

GAAP net loss was $2.7 million in Q2 2015. This compares to a GAAP net loss of $3.2 million in the first quarter of 2015 and a GAAP net loss of $3.2 million in Q2 2014. GAAP net loss per fully diluted ADS was $0.10 in Q2 2015. This compares to a GAAP net loss per fully diluted ADS of $0.12 in Q1 2015 and a GAAP net loss per fully diluted ADS of $0.12 in Q2 2014.

Financial Highlights for the Six Months ending June 30, 2015:

O2Micro International Limited reported revenue of $27.8 million for the six months ending June 30, 2015. This was down 18.0% from $33.9 million in the comparable six months of 2014. The gross margins were 49.8% and 51.5% during the corresponding periods of 2015 and 2014, respectively. GAAP operating expenses were $20.3 million and $23.7 million in the first half of 2015 and 2014, respectively. The respective GAAP operating margins for the comparable periods were (23.2%) and (18.4%). Pretax loss from continuing operations was $5.4 million in the first half of 2015. This compares to a pretax loss from continuing operations of $5.6 million in the first half of 2014. GAAP net loss was $5.9 million in 1H 2015. This compares to a GAAP net loss of $6.1 million in 1H 2014. The GAAP net loss per fully diluted ADS was $0.23 in the first six months of 2015. This compares to a GAAP net loss per fully diluted ADS of $0.22 in the corresponding first half of 2014.

Supplementary Data:

The company ended the second quarter of 2015 with $58.2 million in unrestricted cash and short-term investments or $2.24 per outstanding ADS. The accounts receivable balance was $7.7 million and represented 43 days sales outstanding at the end of Q2 2015. Inventory was $8.4 million or 101 days and turned over 3.6 times during Q2 2015. As of June 30, 2015, the company had $66.8 million in working capital and the book value was $100.7 million, or $3.87 per outstanding ADS.

As of June 30, 2015, O2Micro International Limited counted 386 employees, including 196 engineers.

Management Commentary:

"Our second quarter 2015 financial results were within the range of the guidance that we provided in April as we continue to grow revenue and execute on our business objectives," said Sterling Du, O2Micro's Chairman and CEO. "Our third quarter revenue guidance reflects ongoing product ramps in our high potential growth drivers for the consumer end markets including LED general lighting, backlighting, and new products for the tablet and smartphone markets. We believe our solutions for these product segments will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future."

Conference Call: O2Micro will hold its second quarter conference call today, July 30, 2015, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	800-227-9428, pass code #6355008
INTERNATIONAL participants:	785-830-1925, pass code #6355008

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #6355008
INTERNATIONAL participants:	719-457-0820, pass code #6355008

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 29,285 patent claims granted, and over 30,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings.

Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

NET SALES	$ 14,690	$ 17,405	$ 27,791	$ 33,877

COST OF SALES	7,407	8,433	13,953	16,420

GROSS PROFIT	7,283	8,972	13,838	17,457

OPERATING EXPENSES
Research and development (1)	3,837	5,759	8,297	10,830
Selling, general and administrative (1)	6,320	6,324	11,991	12,858
Total Operating Expenses	10,157	12,083	20,288	23,688

LOSS FROM OPERATIONS	(2,874)	(3,111)	(6,450)	(6,231)

NON-OPERATING INCOME
Interest income	199	267	436	536
Foreign exchange loss – net	(152)	(180)	(143)	(27)
Gain on sale of real estate	201	--	499	--
Other – net	176	59	250	99
Total Non-operating Income	424	146	1,042	608

LOSS BEFORE INCOME TAX	(2,450)	(2,965)	(5,408)	(5,623)

INCOME TAX EXPENSE	287	229	528	484

NET LOSS	(2,737)	(3,194)	(5,936)	(6,107)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	474	461	427	(233)
Unrealized gain (loss) on available-for-sale securities	--	(155)	--	23
Unrealized pension gain	1	1	3	3
Total Other Comprehensive Gain (Loss)	475	307	430	(207)

COMPREHENSIVE LOSS	$ (2,262)	$ (2,887)	$ (5,506)	$ (6,314)

BASIC AND DILUTED LOSS PER ADS	$ (0.10)	$ (0.12)	$ (0.23)	$ (0.22)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	26,113	27,376	26,297	27,567
Diluted (in thousands)	26,113	27,376	26,297	27,567

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 76	$ 127	$ 170	$ 259
Selling, general and administrative	$ 371	$ 377	$ 828	$ 815

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2015	2014
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 47,506	$ 41,069
Restricted cash	32	164
Short-term investments	10,734	21,481
Accounts receivable – net	7,694	6,789
Inventories	8,427	8,642
Prepaid expenses and other current assets	1,146	1,308
Total Current Assets	75,539	79,453

LONG-TERM INVESTMENTS	14,424	14,754

PROPERTY AND EQUIPMENT – NET	17,163	19,363

OTHER ASSETS	2,864	3,168

TOTAL ASSETS	$ 109,990	$ 116,738

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 3,901	$ 2,131
Income tax payable	524	650
Accrued expenses and other current liabilities	4,298	6,049
Total Current Liabilities	8,723	8,830

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	292	293
Other liabilities	270	349
Total Other Long-Term Liabilities	562	642

Total Liabilities	9,285	9,472

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares
Outstanding –1,301,762,350 and 1,327,260,450 shares as of June 30, 2015 and December 31, 2014, respectively	33	33
Additional paid-in capital	141,050	141,229
Accumulated deficits	(23,227)	(17,291)
Accumulated other comprehensive income	7,198	6,768
Treasury stock – 359,024,250 and 333,526,150 shares as of June 30, 2015 and December 31, 2014, respectively	(24,349)	(23,473)
Total Shareholders' Equity	100,705	107,266

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 109,990	$ 116,738
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com